June 28, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: LA Fan Club, Inc. Membership Program
Incoming letter dated May 19, 2017

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion as counsel that the FanClub Memberships are not securities, FanClub offers and sells the FanClub Memberships without registration under the Securities Act and the Exchange Act.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Michael J. Reedich
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

June 28, 2017

Mail Stop 4561

Brian J. Lane, Partner
Gibson Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: LA Fan Club, Inc. Membership Program

Dear Mr. Lane:

In regard to your letter of May 19, 2017, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Brian J. Lane
Direct: +1 202.887.3646
Fax: +1 202.530.9589
BLane@gibsondunn.com

May 19, 2017

VIA ELECTRONIC SUBMISSION

Securities Act of 1933, § 2(a)(1) and § 5
Securities Exchange Act of 1934, § 3(a)(10) and § 12(g)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: LA Fan Club, Inc. Membership Program

Dear Sir or Madam:

LA Fan Club, Inc., a Delaware nonprofit, nonstock corporation (***"FanClub"***), was established as a fan club for loyal fans of the Rams football team (the ***"Rams"***), a National Football League (***"NFL"***) franchise. FanClub proposes to offer FanClub Memberships (as defined below) for sale without registration under the Securities Act of 1933, as amended (the ***"Securities Act"***), and the Securities Exchange Act of 1934, as amended (the ***"Exchange Act"*** and together with the Securities Act, the ***"Securities Acts"***).

On behalf of FanClub, we request that the Division of Corporation Finance (the ***"Division"***) advise us that it will not recommend to the Securities and Exchange Commission (the ***"Commission"***) that it take any enforcement action against FanClub if FanClub offers, sells and delivers FanClub Memberships and permits the resale of such FanClub Memberships, in the manner and under the circumstances described below, without registration of such FanClub Memberships under Section 5 of the Securities Act and Section 12(g) of the Exchange Act.

I. Factual Background

The Rams franchise began 80 years ago, when the Rams started playing football in Cleveland, Ohio in 1936. The Rams are now a well-established and highly valued NFL franchise with loyal fans across the country. In January 2016, the NFL approved the return of the Rams from St. Louis, Missouri to Los Angeles, California. Since the beginning of the 2016 NFL season, the Rams have been playing home games in Los Angeles.

A. FanClub and Proposed Benefits of FanClub Membership

Historically, there have always been fan clubs for professional sports teams, but they were casual and informal. More recently, the trend is that fan clubs are becoming a significantly more important aspect of a team's fan base and business. In addition, instead of being active only during the team's season, fan clubs are increasingly active year-round. As a result, fan clubs are taking a more central position in the professional sports industry. Accordingly, in March 2016, FanClub was established as a membership organization for the Rams' loyal fans. The goal of FanClub is to be a strategic and significant part of the building and strengthening of a Rams fan base in connection with the team's new home city.

Fans of the Rams, whether individuals or entities, will be able to become members of FanClub (each member of FanClub, a ***"Member"*** and collectively, the ***"Members"***) by executing a membership agreement (the ***"Membership Agreement"***) with FanClub and paying a small one-time nonrefundable initiation fee (the ***"Nonrefundable Initiation Fee"***).[1] In accordance with the terms of the Membership Agreement, each Member will be entitled to receive special member benefits (collectively, the ***"Member Benefits"***) for each membership in FanClub (***"FanClub Membership"***) held by the Member. Several classes of FanClub Memberships (each, a ***"Membership Class"***) will exist and each Membership Class will entitle Members to differing levels of Member Benefits. There will be two broad Membership Classes: FanClub Memberships that include participation in the Rams' personal seat license program (the ***"PSL Program"***), which are referred to throughout as ***"FanClub PSL Memberships,"*** and FanClub Memberships that do not, which are referred to throughout as ***"FanClub Non-PSL Memberships."*** FanClub PSL Memberships will be further comprised of multiple Membership Classes, classified according to the comparative location of the seat with which each seat license is associated.

Member Benefits are intended to be fun and add to the fan experience and enjoyment. The material Member Benefits will be: access to year-round events and activities, including for example, an NFL draft party, tailgate activities, meet-and-greet events and fantasy camps; an affinity program whereby Members can accumulate points redeemable for merchandise and special event opportunities;[2] access to a members-only portion of FanClub's website (which will have exclusive live interviews and videos of the players and coaches, podcasts, information and access to player and coaching details) and the opportunity to be featured on

---

1 The Nonrefundable Initiation Fee will be the same for all Membership Classes and initially will not exceed $50.

2 We are not seeking no-action relief with regard to the points associated with the points program being offered as one of the Member Benefits.

FanClub's website; access to purchase limited-edition merchandise; the opportunity to be randomly selected from time-to-time to meet members of the Rams' organization; and the opportunity to nominate and present a FanClub "Player of the Year Award." In addition, as described in more detail below, certain Membership Classes will afford Members who make a refundable deposit the right to enter into an initial personal seat license agreement (such license, a ***"PSL"*** and such agreement, a ***"PSL Agreement"***).[3] Many professional sports teams, or municipal stadium owners or authorities in the applicable team's home city, now offer personal seat licenses, which, as described below, provide fans priority access to season tickets.[4]

A FanClub Membership does not imply any right or privilege to participate in or to administer business policies of FanClub and is not an investment in FanClub.[5] As discussed further below, Members will have no equity or ownership interest in FanClub, the Rams or any facilities used by FanClub or the Rams and will have no dividend rights and no right to share in the profits of FanClub or any other entity. FanClub will pay all operating deficits and retain all operating surpluses, and Members will neither be subject to assessments in the event of an operating deficit nor eligible for payments of any amounts in the event of

---

[3] Many national sports franchises, or municipal stadium owners or authorities in the applicable team's home city, have a personal seat license program, which offer seat licenses that are sometimes called stadium builder licenses, permanent seat licenses, charter seat licenses, club seat licenses, or similar names. To reflect the nature of the seat license, the PSLs comprising the Rams PSL Program will be called "Stadium Seat Licenses" or "SSLs"; however, for convenience, this request letter utilizes the more commonly used generic term of "personal seat licenses" or "PSLs."

[4] Personal seat license programs are currently used by approximately half of all NFL teams, as well as several Major League Baseball, National Basketball Association, and National Hockey League teams.

[5] FanClub is a Delaware nonprofit, nonstock corporation as defined by Section 114(d)(3) of the Delaware General Corporation Law (***"DGCL"***). As such, FanClub shall have members, with rights and remedies under the DGCL. DGCL § 102(a)(4). However, although the Members are referred to as such, such persons will not be "members" of FanClub as that term is used in Section 102(a)(4) of the DGCL, and the Members shall have no rights or remedies as members of FanClub under the DGCL. Pursuant to its proposed bylaws, FanClub will have only one class of membership under the DGCL, and the sole member of such class shall initially be FAN Capco, LLC. The initial members of the board of directors of FanClub shall be appointed solely by FAN Capco LLC, which shall retain the sole right to appoint and remove board members for the first five years of the corporation's existence, after which members of the board of directors shall be self-replaced. FAN Capco, LLC will be controlled by a partner at a national law firm. While such law firm has been retained from time-to-time by Rams owner E. Stanley Kroenke, such partner and the law firm are not affiliated with Rams LLC or Stadco. Neither Mr. Kroenke nor any immediate family member of Mr. Kroenke (1) has, or will have an ownership or voting interest in either FAN Capco, LLC or FanClub or (2) will be a director of FanClub or FAN Capco LLC. We are not seeking no-action relief with regard to the FanClub membership interests held by FAN Capco, LLC.

surplus.[6] Members are not entitled to receive any income, dividends or other distributions from the operation or dissolution of FanClub. Members also are not subject to assessments for the costs of facilities to be used by FanClub or the Rams or for any capital improvements to such facilities. None of the Members will have voting rights in FanClub.[7]

FanClub will not seek to attract Members by promoting the prospect of any profits or other economic benefits associated with membership in FanClub. Rather, FanClub's marketing materials will only emphasize the recreational and entertainment benefits of membership in the Rams fan club. These materials, moreover, will explicitly warn all prospective members that FanClub Memberships should not be viewed or acquired as an investment and that Members should not expect to derive any economic profits from such FanClub Memberships. In addition, as described below, the transfer of FanClub Memberships will be subject to a number of restrictions. While Members should not expect to derive any economic profits from the sale of FanClub Memberships, the terms of the Membership Agreement and PSL Agreement will not expressly prohibit a Member from reselling a FanClub Membership for more money than the Member originally paid, or limit the selling price or profit a Member can obtain upon resale of a FanClub Membership.

In order to be able to provide the Member Benefits, FanClub will enter into a contract with The Los Angeles Rams, LLC, a Delaware limited liability company and owner of the Rams (***"Rams LLC"***), Stadco LA, LLC, a Delaware limited liability company and owner of New Stadium (as defined below) (***"Stadco"***), and Rams owner E. Stanley Kroenke (***"Kroenke"***), pursuant to which FanClub will receive certain exclusive benefits for the Members (the ***"Master Contract"***). Stadco is owned by Kroenke and is currently constructing a new football stadium in Inglewood, California (the ***"New Stadium"***). Pursuant to the Master Contract, (1) Rams LLC will grant FanClub the right to provide FanClub's Members with the Member Benefits over which Rams LLC has control, in consideration for which FanClub will agree to promote the Rams' fan base by actively enrolling Members; (2) Stadco will grant FanClub the exclusive right, until the PSL Sales Termination Date (as defined below), to provide fans access to enter into an initial PSL Agreement (which will be entered into with Stadco), in consideration for which FanClub will loan to Stadco the proceeds of the PSL Program as described below; (3) Rams LLC will agree to sell season tickets to each fan that enters into a PSL Agreement with Stadco, for the term of such PSL Agreement; (4) Rams LLC will agree to administer the Ticket Option (as

[6] As a nonprofit, FanClub will not be operated with the objective of making a profit.

[7] As noted above, Members will be given the opportunity to nominate and present a FanClub "Player of the Year Award," but this is a purely honorary right and has no relation to the management and operation of FanClub or the Rams.

defined below) as agent of and on behalf of Stadco, including approving and administering transfers; and (5) Kroenke will agree to fund the Defeasance Fund as described below.

B. Terms of Personal Seat Licenses and Other Member Benefits

PSL Agreements

Members who purchase FanClub PSL Memberships and enter into PSL Agreements will have a license that gives them the priority right to purchase season tickets to Rams home games at any stadium within the Rams home territory for Los Angeles (as such territory is defined by the NFL) (such stadium, the ***"Home Stadium"***) at the face amount ticket price, any playoff tickets to Rams football games at the Home Stadium at the face amount ticket price, and certain Membership Classes of FanClub PSL Memberships will have the right to purchase tickets for certain other events at the New Stadium (e.g., concerts) at the face amount ticket price (collectively, the ***"Ticket Option"***). The PSL Agreement and related Ticket Option will run from the 2020 NFL season until the earlier of (1) the date that the Rams no longer play their home games within the home territory for Los Angeles (as such territory is defined by the NFL), and (2) fifty years following commencement of the PSL Program (the ***"License Term"***).[8] If the New Stadium is completed in time for the 2020 NFL season, the Home Stadium will be the New Stadium. If construction of the New Stadium is not completed in time for the 2020 NFL season, or if the New Stadium is not available for Rams home games during any NFL season during the License Term, the Home Stadium will be the stadium in Los Angeles where the Rams are then playing home games (e.g., the Los Angeles Memorial Coliseum).[9] Each PSL Agreement grants a license that relates to the purchase of a Rams season ticket for one designated seat at the New Stadium or a

---

[8] The New Stadium will be the anchor of a private multi-billion dollar residential and commercial real estate and entertainment complex, all of which is beneficially owned by Mr. Kroenke and that is located a few miles from downtown Los Angeles. Taking into consideration the cost of the New Stadium, its ownership, its central location in Los Angeles, and the economic incentive to maintain the New Stadium, it is anticipated and expected that the life of the New Stadium will greatly exceed fifty years.

[9] Given the substantial resources already spent and committed to completion of the New Stadium, the high profile commitments related to the New Stadium, including to host Super Bowl LV in 2021, and Mr. Kroenke's contractual commitment to the NFL to complete the New Stadium, there is no uncertainty that the New Stadium will be completed and the Rams will play home games in the New Stadium. For example, as of the date of this letter, Stadco has expended, through a combination of debt and equity, approximately $1.1 billion for land acquisition, site work, stadium excavation, and stadium structural components. Stadco has awarded a construction contract to an affiliate of two of the country's largest construction companies and entered into a series of contracts under which they will construct the New Stadium. Under that contract, stadium excavation and site work is substantially complete, and work has started on the stadium structural components, and the retaining wall system which will hold the stadium bowl.

comparable seat (as determined by Rams LLC) at any other Home Stadium. The seat location of the Rams ticket available for priority purchase by a Member under the terms of the Member's PSL will depend upon the class of the FanClub PSL Membership held by the Member and will not change from season to season. Tickets for each Rams game will remain available for purchase by the public. Members of FanClub and non-Members will pay the same face amount for tickets; however, purchasers of tickets that are not Members will not have priority access to such tickets. The seat available for purchase under the Ticket Option for other events at the New Stadium (e.g., concerts) may change with each event and may not be the same seat as that available for Rams games.

Each Member who desires to obtain a seat license by entering into a PSL Agreement will be required to pay (in addition to the Nonrefundable Initiation Fee) a refundable deposit (the ***"Deposit"***). If a Member desires to hold PSLs for multiple seats, the Member must obtain multiple FanClub PSL Memberships and pay a separate refundable Deposit for each FanClub PSL Membership.[10] FanClub will have the right to prohibit any FanClub PSL Membership purchase that would result in an unacceptable concentration of PSLs held by one Member or related Members, as determined by FanClub in its sole discretion.[11] The amount of the refundable Deposit required for a FanClub PSL Membership will vary depending upon the class of the FanClub PSL Membership held by the Member. Refundable Deposits will range from $500 (for Membership Classes associated with the lowest-priced seats) to $175,000-$225,000 (for Membership Classes associated with the highest-priced club seats).[12] The season tickets that Members holding PSL rights will be entitled to purchase will range from $50 per game (equal to $500 per season) for Membership Classes associated with the lowest-priced seats to $350-$400 per game (equal to $3,500-$4,000 per season) for Membership Classes associated with the highest-priced club seats. The aggregate dollar amount of refundable Deposits collected will ultimately depend on the interest from fans and the demand for the FanClub PSL Memberships, but is targeted to be approximately

[10] For the convenience of the Member and FanClub, a Member will be permitted to obtain multiple FanClub PSL Memberships using a single Membership Agreement and will be permitted to obtain multiple PSLs using a single PSL Agreement.

[11] As noted above, a primary purpose of FanClub is to promote the loyal fans' experience. As a result, a concentration of PSL ownership by one Member or related Members will not be permitted if FanClub determines that such a concentration could impair the ability of the Rams' loyal fan base to attend Rams home games. Such determinations by FanClub will be made in its discretion on a case-by-case basis and no specific limits are intended to be set.

[12] The specific pricing within the higher-end range will be determined, based on prevailing market conditions, closer to the time that marketing of the FanClub PSL Memberships are to be offered.

$800 million to $1 billion. Approximately 80% of the aggregate amount of refundable Deposits is expected to be generated from Memberships Classes associated with higher-priced club seats, which constitute under 25% of the seats in the PSL Program.

Members will be able to elect to pay their refundable Deposits in a single payment or over a period of time through deferred payments.[13] A Member choosing to pay the refundable Deposit in deferred payments will be required to make an initial payment, followed by annual deferred payments for up to ten years, depending on the payment schedule selected by the Member. When a Member elects the deferred payment option, the initial payment will range from 10% to 35% of the total refundable Deposit. The difference between the cash price and the deferred payment price will be such that the implied finance charge is an annual percentage rate of between 8.0% and 8.5%. Members will always have the right to prepay the refundable Deposit without paying a prepayment charge by paying the outstanding balance.

Each Membership Agreement will provide, unless earlier repaid, for repayment of the full amount of the refundable Deposit by FanClub to the Member, without interest, promptly after the fiftieth anniversary of the commencement date of the PSL Program (the ***"Refund Date"***).[14]

Under the Master Contract, FanClub will be granted the exclusive right to offer FanClub PSL Memberships until the earlier of (1) a to-be-specified date, on or around the fourth anniversary of the commencement date of the PSL Program, and (2) the sale of a to-be-designated number of PSLs, which number will be less than all seats in the Home Stadium (the ***"PSL Sales Termination Date"***). After the PSL Sales Termination Date, FanClub will be entitled to continue to sell FanClub Non-PSL Memberships and will continue to be subject to the obligation to repay the refundable Deposits made by Members

---

[13] If a Member elects the deferred payment option, the amount of the total required refundable Deposit paid by such Member will increase (as will the amount refunded to such Member on the Refund Date (as defined below) so that it equals the total refundable Deposit paid). If a Member elects the deferred payment option and subsequently fails to make a required payment, the Member's Member Benefits (including PSL rights and the Ticket Option) may be suspended or terminated, but the total refundable Deposit paid by such Member will be returned, without interest, at the Refund Date.

[14] For ease of administration, a fixed date will be set as the Refund Date. For example, if FanClub begins accepting Members (and their refundable Deposits) on September 1, 2017, all refundable Deposits not previously repaid will be repaid on September 1, 2067. Thus, if an individual becomes a Member with a PSL at a later date, such Member will receive a return of the Member's refundable Deposit at the same time as the initial Members. FanClub may, at its option, return any or all of the refundable Deposits to the Members prior to the Refund Date.

who purchase FanClub PSL Memberships prior to the PSL Sales Termination Date, but will no longer be entitled to offer FanClub PSL Memberships.

Transfers of FanClub Memberships

All of the Member Benefits, including the PSL rights (if applicable), will be inherent in the FanClub Membership and will not be divisible or transferable apart from the FanClub Membership. That is, a Member will not be able to separately sell, transfer, or assign any Member Benefit, including the inseparable PSL and related Ticket Option or the right to receive repayment of the refundable Deposit on the Refund Date. The transferability of a FanClub Membership will depend on whether it is a FanClub PSL Membership or a FanClub Non-PSL Membership.

FanClub PSL Memberships and the associated PSL rights will be transferrable only with the written approval of FanClub and Rams LLC, which may be granted or withheld in their sole discretion, except that, provided that the Member otherwise satisfies the transfer policies of FanClub and Rams LLC, no approval of FanClub and Rams LLC will be required in the following limited circumstances: (1) a transfer required due to an occurrence of a circumstance beyond the control of the Member, such as death or disability or similar event as determined by Rams LLC; (2) in the case of Members that are natural persons, a transfer to an immediate family member; and (3) in the case of Members that are entities (other than entities, the primary asset of which is the PSL), a transfer to (A) an entity resulting from a merger or consolidation with the Member, (B) an entity succeeding to all or substantially all of the business or assets of the Member, or (C) an entity controlled by, controlling, or under common control with the Member. Transfers conducted under the limited circumstances described in clauses (1) through (3) above are referred to herein as ***"Related Party Transfers"***; all other transfers are referred to herein as ***"Third-Party Transfers"***; and Related Party Transfers and Third-Party Transfers are referred to collectively as ***"Transfers."*** Under no circumstance will FanClub be obligated to redeem a Member's FanClub PSL Membership.

Unlike FanClub PSL Memberships, FanClub Non-PSL Memberships will be transferrable only through Related Party Transfers. Third-Party Transfers of FanClub Non-PSL Memberships will not be permitted. Under no circumstance will FanClub be obligated to redeem a Member's FanClub Non-PSL Membership.

No Transfer of any FanClub Membership (including any Related Party Transfer) will be effective until the following conditions have been met: (1) the Member and the prospective transferee have submitted an application to FanClub (and, in the case of a FanClub PSL Membership, Rams LLC), which application shall include (A) a representation from the transferring Member that the Member did not portray the FanClub Membership (including any associated PSL rights) to the prospective transferee as an investment or an opportunity to obtain an economic benefit or profit, and (B) a copy of the Membership Agreement executed by the prospective transferee; (2) the Member and the prospective transferee have paid all applicable administrative fees (for the transfer of the FanClub Membership) and facilitation fees (for the transfer of the Ticket Option in the case of a FanClub PSL Membership);, and (3) in the case of Third-Party Transfers, have received the written approval of FanClub and Rams LLC.[15] FanClub and Rams LLC have the right in their sole discretion to withhold consent to Third-Party Transfers (as determined in their discretion on a case-by-case basis), however, they will permit privately arranged Third-Party Transfers of FanClub PSL Memberships by Members that are otherwise made in accordance with the policies of FanClub and Rams LLC and applicable laws. The policies will provide, among other terms, that FanClub and Rams LLC may decline to permit a Transfer if such Transfer would result in an unacceptable concentration of PSLs held by one Member or related Members, which will be determined by FanClub and Rams LLC on a case-by-case basis in their sole discretion. Furthermore, as discussed further below, FanClub may decline to permit a Transfer to any person who has violated the fan code of conduct, which among other matters, will prohibit unruly or illegal behavior at Rams games. Under the terms of the Membership Agreement, each FanClub Membership may only be transferred one time in each calendar year, except in the event of death of the Member. Subject to these limitations, a Member may resell or otherwise Transfer a FanClub Membership; however, Members will be prohibited from pledging their FanClub Memberships.

Termination of FanClub Membership and Forfeiture of PSL Rights

The election of a Member holding a FanClub PSL Membership not to purchase Rams regular season tickets and any Rams playoff tickets by dates designated from time-to-time will not result in the termination of the Member's FanClub Membership or the forfeiture of all Member Benefits, but will result in the forfeiture of the Member's PSL and related Ticket Option. The Member otherwise will retain all Member Benefits and other membership privileges in FanClub, and its FanClub Membership will include the right to receive repayment of the refundable Deposit on the Refund Date. However, after the termination of the Member's PSL and related Ticket Option (without termination of the FanClub Membership itself), such Member will only be entitled to make a Related Party Transfer of

[15] The administrative fees imposed with respect to transfers of FanClub Memberships will be the same for all Membership Classes and initially will not exceed $100. A transfer of a FanClub PSL Membership will also require payment of a facilitation fee imposed with respect to the additional administrative cost associated with transfers of the Ticket Option but similarly, such facilitation fee will be the same for all Membership Classes and initially will not exceed $100.

its FanClub Membership; no Third-Party Transfers will be permitted for a Member who is entitled to receive a return of its refundable Deposit but no longer has a PSL or Ticket Option.

A Member may also, at any time, elect to voluntarily terminate its FanClub Membership, including its FanClub PSL Membership and the related PSL Agreement. Upon such termination, the Member's membership status in FanClub will also be terminated. Notwithstanding such voluntary termination of a FanClub PSL Membership, the terminating Member will continue to be entitled to receive a return of the Member's refundable Deposit on the Refund Date. After such a voluntary termination of the FanClub PSL Membership, the terminating Member will only be entitled to make a Related Party Transfer of its right to receive a return of its refundable Deposit on the Refund Date; no Third-Party Transfers will be permitted.

In addition, a Member's violation of certain rules specified in the Membership Agreement, including rules prohibiting certain egregious behavior, will result in the involuntary termination of the Member's FanClub Membership. The involuntarily terminated Member will lose the Member Benefits and other membership privileges in FanClub, but, in the case of FanClub PSL Memberships, unless exceptionally egregious, will not lose the right to receive the refundable Deposit back on the Refund Date. After such a termination of the FanClub PSL Membership, the terminated Member will only be entitled to make a Related Party Transfer of its right to receive a return of its refundable Deposit on the Refund Date, and no Third-Party Transfers will be permitted.

Additional Terms

FanClub Memberships will be presented to prospective purchasers solely as an opportunity to secure certain Member Benefits and all marketing materials will make clear that Members should acquire FanClub Memberships solely for recreation and entertainment. In particular, FanClub PSL Memberships will be presented to fans as a FanClub Membership opportunity to secure a preferred seat in the Home Stadium for the Member's own use.

The Membership Agreement and PSL Agreement will require that each Member (whether an original purchaser of a FanClub Membership or a subsequent transferee of a FanClub Membership) represent, warrant and acknowledge, among other matters, substantially the following:

- the Member is not acquiring the FanClub Membership (including any associated PSL rights) as an investment and has no expectation of economic benefit or profit as a licensee of the PSL;

- the Member is acquiring the FanClub Membership (including any associated PSL rights) solely for the right to obtain the Member Benefits and, in the case of FanClub PSL Memberships, the right to purchase season tickets and playoff tickets to NFL games of the Rams played at the Home Stadium;

- the Member is acquiring the FanClub Membership (including any associated PSL rights) for the Member's own use and not with a view to sell or otherwise distribute the Member Benefits or PSLs to anyone else;

- the Member will not have any equity or other ownership interest in FanClub, the Rams or the Home Stadium or any of the Home Stadium's facilities and will not have any rights to dividends or other distribution rights from FanClub, the Rams, the Home Stadium or any other party or entity as a result of being a Member of FanClub, and further will not have any voting rights with respect to any matters relating to FanClub, the Rams or the Home Stadium, as a result of being a Member of FanClub;

- any transfer of the FanClub Membership is subject to a number of restrictions, and there is no guarantee that there will ever be a market for the resale of the FanClub Membership (including any associated PSL rights), and FanClub has not represented that there will be a market, and none of FanClub, the Rams or any other person is under any obligation to create such a market; and

- in the event the Member determines to transfer the Member's FanClub Membership, Member will not portray the FanClub Membership (including any associated PSL rights) to any prospective transferees as an investment or an opportunity to obtain an economic benefit or profit.

Similarly, the Membership Agreement, which must be executed by all Members (including original purchasers and subsequent transferees), will contain a legend stating:

> This FanClub Membership is being offered exclusively for the purpose of providing you the recreational and entertainment opportunities designated [in the Membership Agreement][, and, in the case of a FanClub PSL Membership, priority access to purchase tickets to Rams home games, as well as other related benefits, in accordance with the Membership Class you select]. FanClub Memberships and the related Member Benefits should not be viewed or obtained as an investment and you should not expect to derive any economic benefits or profits from your FanClub Membership. Your membership in FanClub is not the same as being a member of a Delaware nonprofit, nonstock

corporation under the Delaware General Corporation Law and you will have no rights as a member of FanClub under the Delaware General Corporation Law as a result of FanClub being a Delaware nonprofit, nonstock corporation.

C. Use of Funds by FanClub

The funds generated by FanClub through the collection of Nonrefundable Initiation Fees and refundable Deposits and by other means, including FanClub's other operations, will be put to use by FanClub in a manner that is consistent with its purpose of supporting the Rams and the football experience of its fans. There is no minimum number of PSLs that must be sold by FanClub, and the aggregate dollar amount of refundable Deposits collected will ultimately depend on the interest from fans and the demand for the FanClub PSL Memberships. Pursuant to the Master Contract, FanClub will loan the amount of the aggregate refundable Deposits to Stadco on a non-recourse basis (the ***"Loan"***).[16] The Loan proceeds will be deposited into an account of Stadco that is explicitly segregated and unequivocally dedicated to the construction of the New Stadium. Such use of the refundable Deposits associated with the PSLs is consistent with the use of proceeds from sales of personal seat licenses and similar rights by other NFL franchise teams, or municipal stadium owners or authorities in the applicable team's home city.[17] However, Member Benefits (including the PSLs) will exist independently of the New Stadium and are not conditioned on its construction.

This use of the refundable Deposits will be made notwithstanding the demonstrated independent ability of Kroenke to finance the New Stadium.[18] The Loan will be made at an

[16] It is possible that Kroenke, rather than Stadco, will be the borrower under the Loan, in which event Kroenke will undertake the Loan obligations of Stadco described herein. Furthermore, the current organizational structure for the Rams and Stadco is subject to change, in that the NFL has indicated that it may be necessary to insert a holding company above these entities for purposes of complying with NFL rules. In addition, it is possible that a finance company yet to be formed may act as the borrower on the Loan instead of Stadco or Kroenke. These changes, if implemented, would not affect the ownership or independence of FanClub, the availability of the Member Benefits or the terms of the Defeasance Fund (as defined below). We are not seeking no-action relief with respect to any fund transfers between FanClub and Stadco or its affiliates.

[17] Today, PSLs or similar contracts are used by more than a dozen NFL teams, or municipal stadium owners or authorities in the applicable team's home city, and in all cases in which the initial use of proceeds has been designated, such funds have been used initially to fund stadium construction or renovation.

[18] In connection with the process to qualify for NFL approval to move the Rams home game location to Los Angeles, Kroenke committed to the NFL his personal capacity and ability to develop and construct the New Stadium, without regard to whether any PSLs are sold. The NFL approval was subject to certain

interest rate that is anticipated to be sufficient to permit the operation of FanClub, including payment of salaries for its employees and other costs of operation. The principal amount of the Loan will grow over time as additional refundable Deposits are received by FanClub and subsequently loaned to Stadco. The Loan will mature on, and remain outstanding until, the Refund Date, subject to Stadco's right to repay the Loan in full at any time.

When the Loan is initially made and as the principal amount grows over time, Kroenke, for the benefit of Stadco, will contribute funds to a trust or limited liability company (the ***"Defeasance Fund"***) that will be used to defease the obligation of Stadco to repay the Loan. The amount contributed by Kroenke to the Defeasance Fund will be that amount that is determined by Kroenke and FanClub, based upon the advice of one or more independent national investment banking firms, to be sufficient, in all reasonably foreseeable scenarios, to equal or exceed on an after-tax basis the amount required to provide for full repayment of the Loan to FanClub and the return by FanClub of all of the refundable Deposits to the Members on the Refund Date. The Defeasance Fund will contract with a national investment banking or fund management firm or firms to provide institutional management of the monies in the Defeasance Fund. The Defeasance Fund will provide, to the maximum extent permitted by law, that the funds therein will not be subject to claims of creditors of Kroenke or Stadco, or accessible by any other third party for any purpose, and will solely be available for repayment of the Loan and repayment of the refundable Deposits. The Defeasance Fund will issue to Kroenke, Stadco and FanClub quarterly unaudited financial statements, and an annual audited financial statement, with a written report of the Defeasance Fund activities and performance. All amounts in the Defeasance Fund used to repay the Loan will be used by FanClub to repay the refundable Deposits.

II. Legal Analysis

This letter requests no-action relief with respect to a single issue: whether the FanClub Memberships, including the FanClub PSL Memberships, constitute "securities" for purposes of the Securities Acts. We are of the opinion, for the reasons set forth below, that a FanClub Membership,[19] if offered and sold by FanClub (and permitted by FanClub to be transferred) in the manner described above, would not constitute a "security" as that term is

conditions, which are set forth in a letter agreement entered into with the NFL by Kroenke, Stadco, Rams LLC, and the indirect owners of such entities, in connection with the relocation of the Rams to Los Angeles, pursuant to which, among other terms, such team-related parties are each severally and unconditionally obligated to develop and construct the New Stadium.

[19] Unless otherwise stated, references to "FanClub Memberships" in this legal analysis mean FanClub Memberships, whether with or without PSL rights, and, in the case of FanClub PSL Memberships, the associated right to the return of a Member's refundable Deposit.

defined in Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act (or an "equity security" as that term is defined in Section 3(a)(11) of the Exchange Act), and therefore would not be required to be registered in compliance with Section 5 of the Securities Act and Section 12 of the Exchange Act.

There are no fan club membership programs or personal seat license programs of which we are aware that have been deemed by the Staff to constitute the offer and sale of securities under the Securities Acts.[20]

Section 2(a)(1) of the Securities Act (15 U.S.C. § 77b(a)(1)) provides that, unless the context otherwise requires:

> The term "security" means any note, stock, treasury stock, security future, security-based swap, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a "security," or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

The Supreme Court has consistently held that the definition of a security in Section 3(a)(10) of the Exchange Act "is virtually identical [to the definition in the Securities Act]." *Reves v. Ernst & Young*, 494 U.S. 56, 61 n.1 (1990). Accordingly, our discussion of the issue and our opinion applies equally to Section 3(a)(10) of the Exchange Act as it does to Section 2(a)(l) of the Securities Act.

---

[20] *See, e.g., San Francisco Baseball Assocs. L.P.* (avail. February 24, 2006) (granting a request for no-action under Securities Act Section 2(a)(1) where a professional baseball team proposed operation of a service that would facilitate the resale of personal seat licenses); *Ticket Reserve, Inc.* (avail. September 11, 2003) (granting a request for no-action under Securities Act Section 2(a)(1) where a company proposed to operate an electronic marketplace on which persons could sell and buy ticket-related goods for sporting and other events, including personal seat licenses).

Both Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act list numerous types of instruments, many of which are quite specific and plainly unrelated to memberships like the FanClub Memberships. Although memberships in fan clubs for sports teams are not literally set forth in the foregoing definition of a "security," we have nonetheless considered whether the FanClub Memberships may be regarded as the equivalent of "stock"; "notes," "bonds," "debentures," or other "evidence of indebtedness"; "investment contracts," or another form of securities under the analyses described in *United Housing Foundation, Inc. v. Forman*, 421 U.S. 837 (1975); *Landreth Timber Co. v. Landreth*, 471 U.S. 681 (1985); *Reves v. Ernst & Young*, 494 U.S. 56 (1990); and *SEC v. W.J. Howey Co.*, 328 U.S. 293 (1946). Based on the following legal analysis, and our view that the FanClub Memberships will be purchased by Rams fans for recreational use and consumption and not acquired for investment purposes or with the expectation of profit, it is our opinion that the FanClub Memberships are not securities for purposes of the Securities Acts. Based on this same analysis, it is also our opinion that, because they are not securities for purposes of the Securities Acts, after their initial purchase the FanClub Memberships may be resold without registration under the Securities Acts.

A. FanClub Non-PSL Memberships

We believe that the FanClub Non-PSL Memberships are similar to the membership interests at issue in *Erica Enders Racing, LLC* (avail. November 21, 2006) (the "***Erica Enders Memberships***"). In *Erica Enders*, fans of racecar driver Erica Enders were offered membership interests in Erica Enders Racing, LLC, a for-profit entity established to fund the driver's racing operations, in exchange for consumable member benefits including event tickets, merchandise, and various discounts. The Division granted this request for no-action, noting that it would not recommend enforcement action to the Commission if the Erica Enders Memberships were offered and sold without registration under the Securities Acts.

The facts presented by the FanClub Non-PSL Memberships are substantially similar to the facts presented by the Erica Enders Memberships. Both programs require a small initiation fee of approximately $50. Both programs entitle their members to various consumable benefits related to a sport (including special access to team events and merchandise). Neither program provides members with dividend rights or voting rights. Neither type of membership can be pledged or hypothecated or has the ability to appreciate in value.[21] Neither program entitles its members to a return of funds paid.

---

[21] The value of FanClub Non-PSL Memberships will not increase over time because, as in *Erica Enders*. there will be no limit on the number of FanClub Non-PSL Memberships sold and, given that all FanClub Non-PSL Memberships will carry the same Member Benefits, prospective Members, if eligible to receive

Like the Erica Enders Memberships, the FanClub Non-PSL Memberships should not be treated as the equivalent of "stock," because they have no dividend rights, cannot be pledged or hypothecated, have no voting rights and have no ability to appreciate in value.

In addition, like the Erica Enders Memberships, the FanClub Non-PSL Memberships do not constitute a "note," "bond," "debenture," or other "evidence of indebtedness" because they bear no resemblance to those instruments given that there will be no return of funds to the purchaser (i.e., the Member).

Finally, like the Erica Enders Memberships, the FanClub Non-PSL Memberships should not be deemed "investment contracts" or "instruments commonly known as securities" because such memberships do not involve an investment of money in a common enterprise where a person is led to expect profits arising from the efforts of others. In fact, because there are no Third-Party Transfers permitted, there is no reasonable expectation of a secondary market for FanClub Non-PSL Memberships, no purchaser could have a reasonable expectation of profits.

For these reasons, we believe that the FanClub Non-PSL Memberships, like the Erica Enders Memberships, should not be regarded as the equivalent of "stock"; "notes," "bonds," "debentures," or other "evidence of indebtedness"; "investment contracts"; or another form of securities under the analyses described in *Forman*, 421 U.S. 837 (1975), *Landreth*, 471 U.S. 681 (1985), *Reves*, 494 U.S. 56 (1990), and *Howey*, 328 U.S. 293 (1946).

B. FanClub PSL Memberships

We also believe that the FanClub PSL Memberships are not securities within the meaning of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act. As discussed in detail below, we do not believe that the FanClub PSL Memberships should be regarded as the equivalent of "stock"; "notes," "bonds," "debentures," or other "evidence of indebtedness"; "investment contracts"; or another form of securities under the analyses described in *Forman*, 421 U.S. 837 (1975), *Landreth*, 471 U.S. 681 (1985), *Reves*, 494 U.S. 56 (1990), and *Howey*, 328 U.S. 293 (1946).

We respectfully refer the Division to its February 24, 2006 no-action letter issued to San Francisco Baseball Associates L.P. (the "***Giants***"), in connection with the Giants'

---

under a Related Party Transfer, will have no incentive to pay more for a FanClub Non-PSL Membership than the amount of the Nonrefundable Initiation Fee less the amount of any administrative fee required to effect a Transfer.

proposed operation of a service that would facilitate the resale of charter and club seat licenses at the Giants' home stadium (*San Francisco Baseball Associates L.P.* (avail. Feb. 24, 2006) (the "***Giants Letter***")).[22] We believe the FanClub PSL Memberships are substantially similar to the personal seat licenses at issue in the Giants Letter (the "***Giants PSLs***"). Like the Giants PSLs, the FanClub PSL Memberships represent a license to purchase tickets for specific seats at future sporting events. Like the Giants PSLs, the FanClub PSL Memberships do not confer the right to receive dividends or the right to vote. Like the holders of the Giants PSLs, as a condition to purchase, Members will be required to represent that they are not acquiring the FanClub Memberships as an investment and that they have no expectation of economic benefit or profit as a licensee of the PSL. Like the Giants PSLs, the FanClub PSL Memberships are able to appreciate in value and may be transferred for a profit. Differences between the Giants PSLs and the FanClub PSL Memberships also exist. For example, the Giants PSLs could be pledged, but the FanClub PSL Memberships cannot be pledged. We also acknowledge that purchasers of the FanClub PSL Memberships will be entitled to receive a return of their refundable Deposits, and the service proposed to be offered by the Giants did not contemplate a return of funds to the purchasers of the Giants PSLs. Notwithstanding the return of the refundable Deposit, as discussed below, for many of the same reasons that the Division agreed that the Giants PSLs did not constitute securities, we believe the FanClub PSL Memberships do not constitute securities.

1. "Stock": Application of *Tcherepnin* and *Landreth* Analyses

We believe that the FanClub PSL Memberships to be offered and sold by FanClub should not be treated as the equivalent of "stock" for the purpose of applying Section 2(a)(1) of the Securities Act or as "equity securities" for the purpose of applying Section 3(a)(11) of the Exchange Act. In *Tcherepnin v. Knight*, 389 U.S. 332, 339 (1967), the Court identified the right to receive "dividends contingent upon an apportionment of profits" as the most common feature of stock. In *Landreth*, 471 U.S. 681 (1985), the Court identified several other characteristics traditionally associated with stock: (1) negotiability; (2) the ability to be pledged or hypothecated; (3) voting rights in proportion to the number of shares owned; and (4) the ability to appreciate in value. 471 U.S. at 686 (citing *Forman*, 421 U.S. 837 (1975)).

---

[22] *See also Ticket Reserve, Inc.* (avail. September 11, 2003) (Division not objecting to the proposed operation of an electronic marketplace for the buying and selling of ticket-related products, including personal seat licenses similar to the Giants PSLs).

The FanClub PSL Memberships fail the tests articulated by the Court in *Tcherepnin* and *Landreth*. The FanClub PSL Memberships do not provide for the payment of dividends, but instead provide for consumable benefits related to Rams football. Because substantially all Transfers require (or will require) the consent of FanClub and are subject to other restrictions on Transfer, the FanClub PSL Memberships are not "negotiable" as a legal matter.[23] FanClub PSL Membership cannot be pledged or hypothecated.[24] The FanClub PSL Memberships do not entitle a Member to any voting rights or any equity or ownership interest in FanClub, the Rams or any FanClub or Rams facilities, and Members are not permitted to participate in the management or operation of FanClub.[25] Like the FanClub Non-PSL Memberships and the Erica Enders Memberships, the FanClub PSL Memberships should not be treated as the equivalent of "stock," because they have no dividend rights, cannot be pledged or hypothecated, and have no voting rights. It is theoretically possible that the value of a FanClub PSL Membership may appreciate over time. However, the potential for appreciation in value is a common attribute of many forms of property that are clearly outside of the scope of the Securities Acts, so this attribute alone does not support a conclusion that the FanClub PSL Memberships are the equivalent of "stock" and therefore "securities" under the Securities Acts. Thus, we believe that the FanClub PSL Memberships are not the equivalent of "stock" under the Court's tests and, therefore, should not be deemed to constitute "securities" under the Securities Acts.

---

23 As discussed in the Giants Letter, *Black's Law Dictionary*, 10th Edition, defines "negotiability" as "[t]he capability of commercial paper to have its title transferred by indorsement and delivery, or by delivery alone, so that the transferee has a rightful claim on it." Black's explains that "[n]egotiability (which pertains to commercial paper) differs from assignability (which pertains to contracts in general) because an assignee traditionally takes title subject to all equities, and an assignment is not complete without notice to the debtor, whereas an indorsee takes free of all equities and without any notice to the debtor." Alternatively, Black's defined "negotiability" as "[a] written instrument's capability of being transferred by delivery or indorsement when the transferee takes the instrument for value, in good faith, and without notice of conflicting title claims or defenses."

24 FanClub PSL Memberships are subject to restrictions on Transfer that allow FanClub PSL Memberships to be transferred (but not pledged or hypothecated) only upon the written approval of FanClub and Rams LLC, except in certain limited circumstances where no approval is required, and that prohibit more than one Transfer in any calendar year, except in the event of death of a Member. As a result, the FanClub Memberships will be subject to transferability provisions similar to those imposed on the charter and club seat licenses at issue in *San Francisco Baseball Assocs. L.P.* (avail. February 24, 2006), where the Division agreed that such seat licenses were not securities.

25 As part of the package of Member Benefits, Members will be given the opportunity to nominate and present a FanClub "Player of the Year Award," but this is a purely honorary right and has no relation to the management and operation of FanClub or the Rams.

This conclusion is supported by the Division's decision in the Giants Letter. Given that the FanClub PSL Memberships, like the Giants PSLs, carry no dividend rights, are not negotiable and carry no voting rights, we believe that, like the Giants PSLs, the FanClub PSL Memberships fail the *Tcherepnin* and *Landreth* tests. In addition, the FanClub PSL Memberships are even less like the equity securities described in *Tcherepnin* and *Landreth* than the Giants PSLs because the FanClub PSL Memberships, unlike the Giants PSLs, do not have the ability to be pledged or hypothecated, one of the characteristics that the *Landreth* Court noted is traditionally associated with stock.

Moreover, *Forman* held "when a purchaser is motivated by a desire to use or consume the item purchased . . . the securities laws do not apply." A Member's FanClub PSL Membership entitles that Member to receive certain consumable Member Benefits, including the right to participate in Rams-related recreational activities, the opportunity to purchase special limited-edition merchandise, and PSL rights. Thus, we believe that the FanClub PSL Memberships should not be characterized as a security because the purchaser is motivated by a desire to consume the items purchased.

2. "Note," "Bond," "Debenture," or Other "Evidence of Indebtedness": Application of *Reves* Analysis

We also believe that the FanClub PSL Memberships should not constitute a "note," "bond," or "debenture," as such terms are used in Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act, or other "evidence of indebtedness" as such term is used in Section 2(a)(1) of the Securities Act, because they will bear a strong resemblance to those instruments traditionally excluded from the definition of a security.

In *Reves*, 494 U.S. 56 (1990), the Supreme Court held that the term "note" as used in Section 3(a)(10) of the Exchange Act (and Section 2(a)(1) of the Securities Act) "should not be interpreted to mean literally 'any note,' but must be understood against the backdrop of what Congress was attempting to accomplish in enacting the Securities Acts." 494 U.S. at 58. In so doing, the Court adopted the "family resemblance test." Further, in *Reves*, the Supreme Court emphasized that: (1) the purpose of the Securities Acts is to regulate investments; (2) legal formalisms are not binding, but courts should consider the economics of the transaction; (3) form should be disregarded for substance; and (4) the proper focus is on economic reality. 494 U.S. at 61-62. Accordingly, "the task has fallen to the Securities and Exchange Commission, the body charged with administering the Securities Acts, and ultimately to the federal courts to decide which of the myriad financial transactions in our society come within the coverage of these statutes." *Forman*, 421 U.S. at 848. In interpreting the term "security," "form should be disregarded for substance and the emphasis should be on economic reality." *Tcherepnin*, 389 U.S. 332, 336 (1967).

Under the "family resemblance test," a note with a term of more than nine months is presumed to be a security; however, this presumption can be rebutted if the issuer can demonstrate, by applying the four factors enumerated by the Court, (1) that the note bears a strong family resemblance to one of the categories of notes traditionally excluded from the definition of a security,[26] or (2) that, by examination of the same factors, another category should be added to the list. *Reves*, 494 U.S. at 67.

The four factors enumerated by the Court in *Reves* are:

1. *The Motivations of the Seller and Buyer.* If the seller's purpose is to raise money for general business use or to finance substantial investments and the buyer is interested primarily in profit to be generated by the note, the instrument is likely a "security." If, however, the note is to facilitate the purchase and sale of a minor asset or consumer good, to correct for the seller's cash-flow difficulties, or is to advance some other commercial or consumer purpose, the note is less sensibly described as a "security." *Id.* at 66.

2. *The Plan of Distribution.* If there is "common trading for speculation or investment" in the note, and if the note is offered and sold to a broad segment of the public, the note is likely a "security." *Id.* If, however, the note is sold to a limited group of persons and there are substantial restrictions on the transferability of the note, the note is less likely to constitute a "security."

3. *The Reasonable Expectations of the Investing Public.* If the public reasonably perceives the notes as investment securities, then the notes are likely to be considered to be "securities." *Id.* at 66-67.

4. *The Need for Protection.* If there is some factor that significantly reduces the risk of the instrument, such as the existence of another regulatory scheme or collateralization, then the instrument is less likely to be considered a "security." *Id.* at 67.

[26] The categories of notes traditionally excluded from the definition of a security include: notes delivered in consumer financing, notes secured by a mortgage on a home, notes secured by a lien on a small business or its assets, character loans to bank customers, short-term notes secured by an assignment of accounts receivable, and notes formalizing open-accounts. *See Reves*, 494 U.S. at 65.

We submit that applying the factors set forth in *Reves* to the attributes of the FanClub PSL Memberships makes clear that the FanClub PSL Memberships should not be considered securities. As explained below, while the refundable Deposit feature will return to a Member the initial cash paid for the FanClub PSL Membership, the refundable Deposit bears a strong resemblance to a security deposit or other deposit and does not bear a strong resemblance to a traditional note, bond, debenture or other instrument evidencing indebtedness.

(1) *The Motivations of the Seller and Buyer.*

Buyer. The motive of the Member (buyer) of a FanClub PSL Membership is to obtain Rams-related recreational and entertainment opportunities (including attendance at NFL draft parties, tailgate activities, meet-and-greet events and fantasy camps), access to special limited-edition merchandise, and priority access to purchase tickets to Rams home games, and not to earn a profit. Each Member will be required to represent substantially the following: the Member is not acquiring the FanClub PSL Membership (including associated PSL rights) as an investment and has no expectation of economic benefit or profit as a licensee of the PSL; the Member is acquiring the FanClub PSL Membership (including associated PSL rights) solely for the right to obtain the Member Benefits, including the right to purchase season and playoff tickets to NFL games of the Rams played at the Home Stadium; and the Member is acquiring the FanClub PSL Membership (including associated PSL rights) for the Member's own use and not with a view to sell or otherwise distribute the Member Benefits or PSLs to anyone else. For prospective buyers, FanClub PSL Memberships represent an opportunity to purchase a license as opposed to something any fan would reasonably view as an investment for profit. Indeed, sports fans have purchased PSLs for decades without refunds, suggesting that the primary motivation for the fan is to enjoy priority access to recreational and entertainment opportunities. Under the PSL Program, each purchaser of a FanClub PSL Membership will be entitled to a return of the refundable Deposit, but such repayment will be made without interest and will not occur for fifty years. Much like payment of a security deposit in the landlord/tenant context affords the tenant the right to certain benefits related to a property, payment of the refundable Deposit will afford the Member with the right to obtain certain recreational and entertainment opportunities. It is the prospect of accessing these rights that will motivate Buyers to pay the refundable Deposit.

Seller. One of the motives of the nonprofit FanClub (seller) is to build a fan base in the Rams' new home city of Los Angeles by enhancing the fan experience. While FanClub is also motivated by a desire to raise funds to achieve its purpose, the seller's motivation, is not "most naturally conceived as an investment in a business enterprise," but rather is a commercial or consumer transaction. *Reves*, 494 U.S. at 68. The PSL Program is not required for completion of the New Stadium given that Kroenke is contractually committed to develop and construct the New Stadium, without regard to whether any PSLs are sold. Given the substantial resources already committed to completion of the New Stadium, the high profile commitments related to the New Stadium, and Mr. Kroenke's contractual commitment to the NFL to complete the New Stadium, there is no uncertainty that the New Stadium will be completed. Moreover, the existence of a motivation to raise funds on the part of a seller does not cause the item being sold to be deemed a security. Courts applying the *Reves* test have found that an instrument in question is not a security despite the existence of motivations that may weigh in favor of finding a security. *See, e.g., Bass v. Janney Montgomery Scott, Inc.*, 210 F. 3d 577, 585 (6th Cir. 2000) (finding an instrument not to be a security when "the first factor is a washout" (i.e., the motivations of one party weighed in favor of finding no security, but the motivation of the other party weighed in favor of finding a security) because of the other *Reves* factors); *LeBrun v. Kuswa*, 24. F. Supp. 2d 641, 649 (E.D. La. 1998) (finding a note not to be a security, despite the fact that "the first *Reves* factor weigh[ed] in favor of finding the notes to be securities," because of the other *Reves* factors).

(2) *The Plan of Distribution.* The FanClub PSL Memberships will be available for purchase by any person interested in obtaining the Member Benefits. While there are conditions imposed upon Transfers of FanClub PSL Memberships and other impediments to the existence of common trading for speculation or investment, we acknowledge that, due to the sale of the FanClub PSL Memberships to the public, this factor does not weigh in favor of finding no security. Nevertheless, the test set forth in *Reves* is a multi-factor balancing test and, as noted above, courts applying the *Reves* test have found that, while one factor of the test may weigh in favor of finding the instrument a security, the instrument may ultimately be held not to be a security given the other factors that comprise the test. *Id.*

(3) *The Reasonable Expectations of the Investing Public.* A reasonable purchaser would not expect a FanClub PSL Membership to be treated as an investment security and should not expect an economic profit or gain either through the payment of any interest or income on the FanClub PSL Membership or by the sale of the FanClub PSL Membership. The FanClub PSL Memberships will be marketed as opportunities for recreation and entertainment and not opportunities to earn a profit. As discussed above, each prospective Member will be required, as a condition to purchasing a FanClub PSL Membership, to represent that the Member is

not acquiring the FanClub PSL Membership (including associated PSL rights) as an investment and has no expectation of economic benefit or profit as a licensee of the PSL and that the Member is acquiring the FanClub PSL Membership (including associated PSL rights) for the Member's own use and not with a view to sell or otherwise distribute the FanClub PSL Membership (including Member Benefits and PSLs) to anyone else. In addition, at the end of the License Term or upon earlier termination of a Member's FanClub PSL Membership, a Member is entitled to receive no more than the amount of the refundable Deposit paid for the Member's FanClub PSL Membership, without interest. Moreover, a reasonable purchaser of a FanClub PSL Membership would view her/him/itself and any other purchasers of FanClub PSL Memberships as Rams fans who want to purchase tickets to see the Rams play home games, not investors. Because a reasonable purchaser would not expect a FanClub PSL Membership to be treated as an investment security and should not expect an economic profit from a FanClub PSL Membership, this factor weighs in favor of finding no security.

(4) *The Need for Protection.* Contemporaneously with FanClub loaning to Stadco the funds collected from the refundable Deposits, Kroenke will establish the Defeasance Fund (which will be managed by a third-party institutional money manager) and place in the Defeasance Fund an amount determined by Kroenke and FanClub, based upon the advice of one or more independent national investment banking firms, to be sufficient, in all reasonably foreseeable scenarios, to equal or exceed on an after-tax basis the amount required to provide for the full repayment of the Loan to FanClub and the return by FanClub of all of the refundable Deposits to the Members on the Refund Date. Courts applying the *Reves* test have found that the risk of an instrument is reduced when a thing of value is set aside to secure repayment of funds. *See, e.g.*, *Bass*, 210 F. 3d at 581, 585 (finding the existence of collateral as a significant risk-reducing factor where a loan was secured by another entity's guarantee, among other things); *Chao Xia Zhang-Kirkpatrick v. Layer Saver LLC*, 84 F. Supp. 3d 757, 762-63 (N.D. Ill. 2015) (finding the existence of collateral as a significant risk-reducing factor where a loan was secured by a pledge on intellectual property). The Defeasance Fund will provide that it is not subject to the claims of creditors of Kroenke or Stadco, or accessible by any other third party for any purpose, except to repay the Loan and the refundable Deposits. As such, the Defeasance Fund will significantly reduce the risk of the instrument. While FanClub is aware of no regulatory schemes that significantly reduce the risk associated with the purchase of a FanClub PSL Membership, because purchasers of FanClub PSL Memberships will be protected by the existence of the Defeasance Fund, this factor weighs in favor of finding no security.

Under these facts, the FanClub PSL Memberships, including the associated refundable Deposit, should not be considered to be "securities" under the *Reves* analysis.

3. "Investment Contract" or "Instrument Commonly Known as a Security": Application of *Howey* Analysis

Because the FanClub PSL Memberships do not fall plainly within the usual concept or definition of "stock," "note," "bond," "debenture," or other "evidence of indebtedness" as set forth in Section 2(a)(1) of the Securities Act or Section 3(a)(10) of the Exchange Act, consideration must be given to whether the FanClub PSL Memberships would otherwise be deemed "securities" by reason of being "investment contracts" or "instruments commonly known as securities" for purposes of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act. In *Landreth*, 471 U.S. at 689, the Court suggested that the proper test for determining whether a particular instrument that is not clearly within the definition of "stock" as set forth in Section 2(a)(1), or that otherwise is of an unusual nature, is an "investment contract" or an "instrument commonly known as a security" is the economic realities test set forth in *Howey*, 328 U.S. 293 (1946). In evaluating the economic realities of a transaction, "[t]he test is whether the scheme involves an investment of money in a common enterprise with profits to come solely from the efforts of others." *Howey*, 328 U.S. at 301. The *Howey* test, as explained by the Court in *Forman*, 421 U.S. at 852, "embodies the essential attributes that run through all of the Court's decisions defining a security." Applying the *Howey* test to the characteristics of the FanClub PSL Memberships (including the associated PSL rights) to be offered and sold by FanClub, a FanClub PSL Membership would not be an "investment" contract or other "instrument commonly known as a security" as those terms are used in Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act because the purchase of a FanClub PSL Membership does not represent an investment in a common enterprise where a person is led to expect profits arising from the efforts of others.

<u>*Investment of Money*</u>

The purchase of a FanClub PSL Membership will require payment of a Nonrefundable Initiation Fee and a refundable Deposit. For this reason, an investment of money under the *Howey* test may exist here.

<u>*Expectation of Profits*</u>

While FanClub PSL Memberships will be acquired with money, the persons to whom FanClub PSL Memberships will be offered will be informed not to regard their payment of money as an investment nor to expect to derive "profits" from the ownership of a FanClub

PSL Membership. FanClub Memberships will not be marketed as investments for profit, nor will they be described to fans as anything other than a means of obtaining the Member Benefits. The marketing materials will specifically provide that FanClub Memberships are being offered exclusively for the purpose of providing fans the designated recreational and entertainment opportunities, and, in the case of FanClub PSL Memberships, priority access to purchase tickets to Rams home games, as well as other related benefits, in accordance with the Membership Class selected by the Member, and FanClub PSL Memberships and the related Member Benefits should not be viewed or obtained as an investment and no person obtaining FanClub PSL Memberships or related privileges with FanClub should expect to derive any economic benefits or profits from membership of FanClub. The Membership Agreement and PSL Agreement will contain similar representations from the Members.

In *Forman*, the Supreme Court elaborated on the "profits" aspect of the *Howey* test:

> By profits, the Court has meant either capital appreciation resulting from the development of the initial investment, as in [*SEC v. C. M. Joiner Leasing Corp.*, 320 U.S. 344 (1943)], *supra* (sale of oil leases conditioned on promoters' agreement to drill exploratory well), or a participation in earnings resulting from the use of investors' funds, as in *Tcherepnin v. Knight*, *supra* (dividends on the investment based on savings and loan association's profits). In such cases the investor is "attracted solely by the prospects of a return" on his investment. *Howey*, *supra*, at 300. By contrast, when a purchaser is motivated by a desire to use or consume the item purchased—"to occupy the land or to develop it themselves," as the *Howey* Court put it, *ibid.*—the securities laws do not apply. *See also Joiner, supra.*

Forman, 421 U.S. at 852-53.

In the present situation, we believe FanClub PSL Memberships will be purchased purely for recreational and entertainment purposes without any reasonable expectation of profit. Members will not be entitled to share in any income generated by the operation of FanClub (or any other entity), and FanClub will not pay any dividends or other distributions to the Members from the operation of FanClub. FanClub will make no distribution of any kind to any Members except that, on the Refund Date, FanClub will return the refundable Deposit (without interest) previously paid by any Member who purchased a FanClub PSL Membership, to the extent then unpaid or returned. Assuming a continuation of historical rates of inflation, a Member who pays a refundable Deposit in 2017 and is refunded the exact same amount in 2067 would lose money as a result of the transaction.

We believe a Member purchasing a FanClub PSL Membership will be motivated to do so by a desire to exercise the associated license in order to secure a seat to watch Rams home games. Such a motivation is rooted in a desire to consume the entertainment afforded by the license. Applying the motivation analyses set forth in *Forman* and *Howey* and cited above, we believe this is a situation where the securities laws should not apply given that the "purchaser is motivated by a desire to use or consume the item purchased" and quite literally, "occupy the land" being afforded by the license.

In addition, a Member will only choose to purchase a FanClub PSL Membership in order to receive a priority right to purchase Rams season tickets, and in order to obtain the full benefits that the associated license affords, a Member will be required to purchase season tickets every year for fifty years. Because this expense will likely far exceed the net present value of the refundable Deposit payable at the Refund Date in most, if not all, instances, no Member could have a reasonable expectation of profit flowing from this arrangement. For example, in the 2020 season a FanClub PSL Membership associated with a lower-priced seat will require a Deposit of $500 repayable in 2067; however, the price of tickets for that seat will be $500 for a *single* season, the same amount as the refundable Deposit. Even in instances where the expense of purchasing tickets over the course of the License Term may not exceed the net present value of the refundable Deposit payable at the Refund Date to the same extent as in the example above (as may be the case with the higher-priced club seats, which will require a $175,000-$225,000 refundable Deposit and obligate the purchaser to buy $3,500-$4,000 in tickets per season), the purchaser will pay the refundable Deposit not in expectation of being repaid the exact same amount without interest in fifty years, but in expectation of being able to consume football-related benefits during the License Term. We submit that the price disparity between the lower-priced PSLs and the higher-priced PSLs is to afford premium choices for the fan experience. We do not expect the fan choice to be driven by economic considerations.

We recognize that Members may theoretically, subject to applicable laws and Rams policy, be able to resell tickets purchased; however, the success of such resales cannot be guaranteed and will be impacted by competition with tickets being sold by Rams LLC to non-Members for the same face value. FanClub does not contemplate operating a ticket exchange to facilitate the resale of tickets by Members. Given the significant ongoing commitment to annually buy season tickets in order to retain PSL rights under a FanClub PSL Membership and the speculative prospect of actually profiting economically from a FanClub PSL Membership purchase, we believe that, while they may have varying motives, Members will primarily be motivated to purchase FanClub PSL Memberships to acquire game tickets through the Ticket Option and to consume football related benefits. As such, FanClub PSL Memberships fail the *Howey* test.

Moreover, all prospective Members will be informed of the restrictions on the transferability of the FanClub PSL Memberships and will be advised that they should not acquire FanClub PSL Memberships as an investment for profit.[27] Each prospective Member (including any transferee) will be required to represent that the Member is not acquiring the FanClub PSL Membership (including associated PSL rights) as an investment and has no expectation of economic benefit or profit as a licensee of the PSL and that the Member is acquiring the FanClub PSL Membership (including associated PSL rights) for the Member's own use and not with a view to sell or otherwise distribute the FanClub PSL Memberships (including Member Benefits or PSLs) to anyone else, and to acknowledge that there is no market for the FanClub PSL Memberships, and no obligation on the part of FanClub or any other person to create such a market. Accordingly, purchasers of FanClub PSL Memberships will not be promised, and reasonable purchasers should not expect, any "return" on their payment, or any other "profits" from FanClub PSL Memberships.

We believe that these facts could not create in the mind of any reasonable purchaser an "expectation of profit in the sense found necessary in *Howey*." *Forman*, 421 U.S. at 856-57. Rather, we believe that the expectation of purchasers will be to enjoy the recreational and entertainment benefits provided by a FanClub PSL Membership, including the priority right to purchase season and playoff tickets to Rams home games. In this respect, the FanClub PSL Memberships are similar to the Giants PSLs, which were also capable of returning a profit to purchasers, but were deemed by the Division not to constitute securities. Like the Giants PSLs, the FanClub PSL Memberships will be marketed as opportunities for recreation and entertainment and not opportunities to earn a profit. We believe that in issuing no-action relief to the Giants, the Division acknowledged that purchasers of seat licenses are primarily motivated by non-economic factors, most importantly, the desire to consume entertainment at a sporting event. The purpose of a seat license is to give the purchaser of the license a priority right to purchase tickets and, while it is theoretically possible for the purchaser to find another fan who will pay more for the seat license or tickets, we do not believe that this theoretical possibility is the basis for the purchaser's decision to buy a seat license. Seat licenses like those associated with the Giants PSLs and the FanClub PSL Memberships are meant to appeal to fans, not speculators or investors.

Furthermore, we believe the most obvious reason that FanClub PSL Memberships are not securities is that they represent an opportunity to purchase a license as opposed to

---

[27] The FanClub Memberships will be subject to transferability provisions similar to those imposed on the charter and club seat licenses at issue in *San Francisco Baseball Assocs. L.P.* (avail. February 24, 2006), where the Division agreed that such seat licenses were not securities.

something any fan would reasonably view as a security. Indeed, sports fans have purchased PSLs for decades without refunds, and the existence of a refund in this case would not change the primary motivation for the fan, which is to enjoy preferred access to games, or somehow transform the nature of the transaction from a contract to access entertainment opportunities into a security. This is especially true where, as here, not only do the Members represent that they expect no profit, but the net present value of the refundable Deposit payable at the Refund Date is likely to be greatly exceeded by the amount of money to be spent by the Member on tickets over the License Term. No reasonable fan would be induced to enter into a PSL Agreement for the primary purpose of obtaining a refund of the fan's money, without interest, fifty years later. Such a benefit would be ancillary, at best, to the fan's primary motivation in buying a FanClub PSL Membership, which is to obtain priority access to season and playoff tickets for Rams games.

Common Enterprise

The Commission has expressed the view that it does not believe a "common enterprise" is a distinct requirement for an investment contract under the *Howey* test. We believe an argument can be made that there is no common enterprise under the circumstances presented here because the principal value of a FanClub PSL Membership is the personal, nonmonetary value resulting from the Member's ability to receive specific football-related Member Benefits and courts analyzing the common enterprise requirement focus on whether a relationship exists *with respect to an economic venture*.[28] Nevertheless, we recognize that a common enterprise may be deemed to exist under the present circumstances. Given the Commission's view that a "common enterprise" is not a distinct requirement for an investment contract under the *Howey* test, we have not provided a detailed analysis of commonality.

Under these facts, the FanClub PSL Memberships should not be considered to be "securities" under the *Howey* analysis.

FanClub Memberships should also not be considered interests in real or personal property. A FanClub PSL Membership gives a Member the right to enter into a PSL, which constitutes a license to purchase tickets for a designated seat at Rams home games. While the PSL will be associated with a single seat in the Home Stadium and no two PSLs will

[28] While the Supreme Court did not expressly mention what constitutes a common enterprise, the Court's opinion in *Howey* does indicate that the common enterprise envisioned by the Court was one where the aim of the investor was an economic return on their investment. *Howey*, 328 U.S. 293, 300 (1946) ("A common enterprise managed by respondents or third parties with adequate personnel and equipment is therefore essential if the investors are to achieve their paramount aim of a return on their investments.")

cover the same seat, the PSL does not give the Member any leasehold, title, interest or other rights of any kind in any specific real or personal property. The PSL represents a personal privilege only with respect to the seat for Rams home games.

For the reasons set forth above, we do not believe that the FanClub PSL Memberships should be regarded as the equivalent of "stock"; "notes," "bonds," "debentures," or other "evidence of indebtedness"; "investment contracts"; or another form of securities under the analyses described in *Forman*, 421 U.S. 837 (1975), *Landreth*, 471 U.S. 681 (1985), *Reves*, 494 U.S. 56 (1990), and *Howey*, 328 U.S. 293 (1946). Moreover, the Division has previously issued no-action letters where personal seat licenses and other ticket-related products, with terms similar to the FanClub PSL Memberships described herein, were being offered without registration. *See, e.g., San Francisco Baseball Assocs. L.P.* (avail. February 24, 2006); *Ticket Reserve, Inc.* (avail. September 11, 2003). The Division has also previously issued no-action letters where non-equity memberships were being offered without registration under facts similar to those described herein. *See, e.g., Erica Enders Racing, LLC* (avail. November 21, 2006).

III. Conclusion

In view of the foregoing, we respectfully request your confirmation that the Division will not recommend any enforcement action to the Commission if the FanClub Memberships are offered and sold in the manner described herein without registration under the Securities Acts.

Subject to satisfying certain NFL contractual timing obligations, FanClub plans to commence offering FanClub Memberships promptly upon receipt of a response from the Division, in the event the Division grants this request. If for any reason you conclude that you cannot respond affirmatively to our request, we would appreciate the opportunity to discuss the matter with you prior to the preparation of your response and ask that you call the undersigned at (202) 887-3646 or Michelle Hodges at (949) 451-3954.

Please call if you have any questions or need any additional information. Thank you for your assistance.

Sincerely,

Brian J. Lane

BJL/mat

cc: Michelle A. Hodges, Gibson, Dunn & Crutcher LLP

102305112.5